

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO   <u>**FOR IMMEDIATE RELEASE**</u>
(603) 893-9701
e-mail: InvestorRelations@Standex.com

STANDEX REPORTS THIRD-QUARTER 2016 FINANCIAL RESULTS
Food Service Equipment Group Expands Operating Margins 260 bps to 9.6%
Engineering Technologies Aviation Ramp-Up on Track
Operational Excellence and Top-Line Initiatives Continue Across All Businesses
Board Authorizes Share Repurchase of up to $100 Million

SALEM, NH – May 3, 2016 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the third quarter of fiscal year 2016.

Third-Quarter Fiscal 2016 Results from Continuing Operations

- Net sales decreased 2.0% to $177.5 million from $181.0 million in the third quarter of fiscal 2015. Organic sales decreased 2.0%, foreign exchange had a negative effect of 1.4%, and acquisitions contributed positive 1.4% year over year.

- Income from operations was $17.2 million, compared with $17.8 million in the third quarter of fiscal 2015. Net income from continuing operations was $11.6 million, or $0.91 per diluted share, including tax-effected $0.3 million of restructuring charges. This compares with third-quarter fiscal 2015 net income from continuing operations of $12.8 million, or $1.00 per diluted share, including tax-effected $0.3 million of restructuring charges. Excluding the aforementioned items from both periods, non-GAAP net income from continuing operations was $11.9 million, or $0.93 per diluted share, compared with $13.1 million, or $1.02 per diluted share, in the third quarter of fiscal 2015.

- EBITDA (earnings before interest, income taxes, depreciation and amortization) was $21.6 million, compared with $22.2 million in the third quarter of fiscal 2015. Excluding the previously mentioned restructuring charges from both periods, adjusted EBITDA for the third quarter of fiscal 2016 was $21.9 million, compared with $22.6 million in the year-earlier quarter.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $144.6 million at the end of the third quarter of fiscal 2016, compared with $149.5 million a year earlier. Working capital turns were 4.9 in the third quarter of fiscal 2016 and 4.8 in the prior year.

- The Company closed the quarter with a net cash position of $7.4 million, compared with a net debt position of $44.4 million a year ago.

Management Comments

"We continued to make good progress operationally during the quarter as we faced challenges to the top line in certain of our end markets," said President and CEO David Dunbar. "Third-quarter non-GAAP operating income was down 3.7% year-over-year on a 2.0% revenue decline. Significant operating income gains in the Food Service Equipment Group did not fully offset a decline in Engineering Technologies operating income as a result of the oil and gas downturn and the impact of planned growth investments in Engraving. We generated a 9.6% Food Service operating margin in Q3, up from 7.0% last year, despite a 3.4% decline in sales. Engraving had another great quarter on the top line as we invested in technology to drive future growth, and Electronics and Hydraulics continued to perform well. The repositioning of Engineering Technologies is progressing well as we ramp up capacity to capitalize on aviation growth opportunities."

Segment Review

Food Service Equipment Group sales decreased 3.4% year-over-year, and operating income was up 32.0%.

"Our focus on margin improvement resulted in a significant increase in year-over-year Food Service Equipment operating income," said Dunbar. "Operating income margins increased 260 basis points to 9.6% on a sales decrease of 3.4% from Q3 last year. The decrease in sales was driven primarily by lower Refrigeration sales as well as ongoing actions to eliminate less profitable products. With our operational excellence initiatives in place and demonstrating positive early results, the team is advancing its commercial strategic initiatives -- focusing on technological enhancements to our product lines, expansion into attractive market adjacencies and improving sales force structure and incentives. However, we anticipate top-line performance challenges to continue in the Refrigeration group in the near term."

Engraving Group sales increased 6.2% year-over-year, with 11.6% organic growth partially offset by a 5.4% negative effect from foreign exchange. Operating income was down 7.9% compared with last year due to planned growth investments.

"Engraving Group sales increases were primarily driven by our Mold-Tech locations in Europe and China, as demand for automotive molds remain strong," said Dunbar. "As a result of our planned investments in laser and nickel shell technologies and design services to meet demand and market trends, operating income margins declined 280 basis points to 18.6%. While we have begun to see softness in some of our Asian markets, we remain optimistic about our near term potential for global Mold-Tech sales growth."

Engineering Technologies Group sales declined 21.3% year-over-year, and operating income decreased 52.3%.

"Organic sales were down 20.7% year-over-year, primarily due to significantly lower demand in the oil and gas markets, as well as contract timing in the space industry," said Dunbar. "This was partially offset by increased sales in aviation. Demand in aviation continues to grow and we are creating the capacity to fulfill customer needs. Construction of our Aluminum Center of Excellence in Wisconsin is on track and we expect to be in production at that facility in June. We anticipate improvement in year-over-year fourth-quarter margins due to improvements from higher sales and margin growth in aviation and an easier year-over-year comparison in the oil and gas market."

Electronics Products Group sales were up 6.8% year-over-year. Acquisitions contributed 8.9%, partially offset by a negative currency effect of 2.3%. Operating income was down 0.7%.

"Electronics sales increased 6.8% due to the Q2 2016 acquisition of Northlake as well as program launches in Europe, partially offset by softness in Asia and North America and the effect of foreign exchange rate," said Dunbar. "Operating income was nearly flat to prior year results. We continue to see increasing opportunities in sensors and expect our new sensor programs will drive growth in fiscal year 2017."

The Hydraulics Products Group reported a 12.0% year-over-year sales increase, while operating income rose 16.5%.

"Sales were up 12.0% year-over-year, primarily due to the continued strengthening in our traditional North American dump truck and trailer markets, which is tied to the strong North American construction environment," said Dunbar. "Our customers are optimistic that the passage of the new five-year highway bill could provide further growth opportunities. We continue to capture new OEM platforms in the refuse space and we are focused on entering new markets, such as airline support equipment. March was a record month for cylinder production and we are enhancing our capacity in China in order to meet increased demand in the fourth quarter and into fiscal 2017."

Business Outlook

"Our fourth-quarter focus will be to continue our operational excellence and top-line initiatives, as we seek to finish the year strong. Across the organization we will be aggressively executing on the four pillars of the Standex Value Creation System to drive performance in the business. These include the balanced performance plan process, the growth disciplines, operational excellence, and talent management."

Stock Repurchase

The Company today also is announcing that its Board of Directors has authorized a revision to its share repurchase program under which the Company may now repurchase up to an aggregate of $100 million of its outstanding common stock. Commenting on the Board's authorization, Mr. Dunbar stated, "To date, we have used our stock repurchase program primarily to offset dilution caused by employee stock issuances. This revision provides the Company with the ability to make opportunistic share repurchases, is consistent with our disciplined capital allocation strategy and reflects the Board's confidence in Standex's ability to enhance shareholder value." Under the program, purchases may be made from time to time on the open market, including through 10b5-1 trading plans, or through privately negotiated transactions, block transactions, or other techniques in accordance with prevailing market conditions and the requirements of the Securities and Exchange Commission. The Board's authorization is open-ended and does not establish a timeframe for the purchases. The Company is not obligated to acquire a particular number of shares, and the program may be discontinued at any time at the Company's discretion.

Conference Call Details

Standex will host a conference call for investors today, May 3, 2016 at 10:00 a.m. ET. On the call, David Dunbar, President and CEO, and Thomas DeByle, CFO, will review the Company's financial results and business and operating highlights. Investors interested in listening to the webcast and viewing the slide presentation should log on to the "Investors" section of Standex's website under the subheading, "Webcasts and Presentations", located at www.standex.com. A replay of the webcast will also be available on the Company's web site shortly after the conclusion of the presentation. To listen to the playback, please dial (800) 585-8367 in the U.S. or (404) 537-3406 internationally; the passcode is 87927611. The webcast replay also can be accessed in the "Investor Relations" section of the Company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

EBITDA, which is "Earnings Before Interest, Taxes, Depreciation and Amortization," non-GAAP income from operations, non-GAAP net income from continuing operations and free cash flow are non-GAAP financial measures and are intended to serve as a complement to results provided in accordance with accounting principles generally accepted in the United States. Standex believes that such information provides an additional measurement and consistent historical comparison of the Company's performance. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in this news release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Engineering Technologies Group, Engraving Group, Electronics Products Group, and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil, Argentina, Turkey, South Africa, India, South Korea and China. For additional information, visit the Company's website at http://standex.com/.

[1] ***Safe Harbor Language***

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are the impact of implementation of government regulations and programs affecting our businesses, unforeseen legal judgments, fines or settlements, uncertainty in conditions in the financial and banking markets, general domestic and international economy including more specifically economic conditions in the oil and gas market, aerospace market, retail food and beverage market, and automotive and heavy construction vehicle markets, the impact of foreign exchange, increases in raw material costs, the ability to substitute less expensive alternative raw materials, the ability to continue to successfully implement productivity improvements, increase market share, access new markets, introduce new products, enhance our presence in strategic channels, the successful expansion and automation of manufacturing capabilities and diversification efforts in emerging markets, the ability to continue to achieve cost savings through lean manufacturing, cost reduction activities, and low cost sourcing, effective completion of plant consolidations, successful completion and integration of acquisitions and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2015, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company and management specifically disclaim any obligation to do so, even if management's estimates change.

Standex International Corporation
Consolidated Statement of Operations

(In thousands)	Three Months Ended March 31,		Nine Months Ended March 31,	
	2016	2015	2016	2015
Net sales	$ 177,465	$ 180,999	$ 557,811	$ 572,363
Cost of sales	118,827	123,741	372,386	390,193
Gross profit	58,638	57,258	185,425	182,170
Selling, general and administrative expenses	41,087	39,028	125,713	124,836
Restructuring costs	391	398	3,387	2,354
Other operating (income) expense, net	-	-	-	59
Income from operations	17,160	17,832	56,325	54,921
Interest expense	807	938	2,182	2,369
Other (income) expense, net	115	(103)	(369)	(556)
Total	922	835	1,813	1,813
Income from continuing operations before income taxes	16,238	16,997	54,512	53,108
Provision for income taxes	4,667	4,232	14,354	14,153
Net income from continuing operations	11,571	12,765	40,158	38,955
Income (loss) from discontinued operations, net of tax	(55)	(139)	(290)	(593)
Net income	$ 11,516	$ 12,626	$ 39,868	$ 38,362
Basic earnings per share:				
Income from continuing operations	$ 0.91	$ 1.01	$ 3.17	$ 3.08
Income (loss) from discontinued operations	-	(0.01)	(0.02)	(0.05)
Total	$ 0.91	$ 1.00	$ 3.15	$ 3.03
Diluted earnings per share:				
Income from continuing operations	$ 0.91	$ 1.00	$ 3.14	$ 3.04
Income (loss) from discontinued operations	-	(0.01)	(0.02)	(0.05)
Total	$ 0.91	$ 0.99	$ 3.12	2.99
Average Shares Outstanding				
Basic	12,696	12,657	12,681	12,656
Diluted	12,768	12,788	12,776	12,808

Standex International Corporation
Condensed Consolidated Balance Sheets

(In thousands)		March 31, 2016		June 30, 2015
ASSETS				
Current assets:				
Cash and cash equivalents	$	113,401	$	96,128
Accounts receivable, net		99,204		110,478
Inventories		109,012		108,305
Prepaid expenses and other current assets		6,261		7,070
Income taxes receivable		5,292		747
Deferred tax asset		13,178		12,674
Total current assets		346,348		335,402
Property, plant, equipment, net		110,549		108,536
Intangible assets, net		42,291		38,048
Goodwill		158,589		154,732
Deferred tax asset		865		917
Other non-current assets		18,964		21,428
Total non-current assets		331,258		323,661
Total assets	$	677,606	$	659,063
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	63,578	$	80,764
Accrued liabilities		46,643		47,742
Income taxes payable		7,716		10,285
Total current liabilities		117,937		138,791
Long-term debt		106,028		101,753
Accrued pension and other non-current liabilities		71,341		69,949
Total non-current liabilities		177,369		171,702
Stockholders' equity:				
Common stock		41,976		41,976
Additional paid-in capital		51,063		47,254
Retained earnings		667,607		632,864
Accumulated other comprehensive loss		(96,250)		(93,017)
Treasury shares		(282,096)		(280,507)
Total stockholders' equity		382,300		348,570
Total liabilities and stockholders' equity	$	677,606	$	659,063

Standex International Corporation and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)		Nine Months Ended March 31,		
		2016		**2015**
Cash Flows from Operating Activities				
Net income	$	39,868	$	38,362
Income (loss) from discontinued operations		(290)		(593)
Income from continuing operations		40,158		38,955
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		13,317		12,602
Stock-based compensation		3,777		2,806
Non-cash portion of restructuring charge		1,512		(215)
Excess tax benefit from share-based payment activity		(795)		(1,644)
Contributions to defined benefit plans		(963)		(1,069)
Net changes in operating assets and liabilities		(9,710)		(28,360)
Net cash provided by operating activities - continuing operations		47,296		23,075
Net cash provided by (used in) operating activities - discontinued operations		(748)		(1,818)
Net cash provided by (used in) operating activities		46,548		21,257
Cash Flows from Investing Activities				
Expenditures for property, plant and equipment		(13,264)		(18,847)
Expenditures for acquisitions, net of cash acquired		(13,700)		(57,149)
Proceeds from sale of real estate and equipment		259		-
Other investing activities		(417)		1,197
Net cash (used in) investing activities from continuing operations		(27,122)		(74,799)
Net cash (used in) investing activities from discontinued operations		2,803		-
Net cash (used in) investing activities		(24,319)		(74,799)
Cash Flows from Financing Activities				
Proceeds from borrowings		58,000		267,500
Payments of debt		(54,000)		(182,700)
Activity under share-based payment plans		816		675
Excess tax benefit from share-based payment activity		795		1,644
Cash dividends paid		(3,167)		(9,835)
Purchase of treasury stock		(5,071)		(4,301)
Net cash provided by (used in) financing activities		(2,627)		72,983
Effect of exchange rate changes on cash		(2,329)		(9,715)
Net changes in cash and cash equivalents		17,273		9,726
Cash and cash equivalents at beginning of year		96,128		74,260
Cash and cash equivalents at end of period	$	113,401	$	83,986


Standex International Corporation
Selected Segment Data


(In thousands)		Three Months Ended March 31,				Nine Months Ended March 31,		
		2016		**2015**		**2016**		**2015**
Net Sales								
Food Service Equipment	$	87,944	$	91,064	$	286,093	$	303,430
Engraving		28,560		26,896		94,016		81,609
Engineering Technologies		19,358		24,590		58,780		71,314
Electronics Products		29,909		28,006		86,245		85,299
Hydraulics Products		11,694		10,443		32,677		30,711
Total	$	177,465	$	180,999	$	557,811	$	572,363
Income from operations								
Food Service Equipment	$	8,455	$	6,404	$	29,183	$	24,989
Engraving		5,305		5,757		22,655		18,647
Engineering Technologies		1,744		3,655		4,512		9,093
Electronics Products		5,263		5,298		15,338		15,582
Hydraulics Products		2,007		1,723		5,502		4,897
Restructuring		(391)		(398)		(3,387)		(2,354)
Other operating income (expense), net		-		-		-		(59)
Corporate		(5,223)		(4,607)		(17,478)		(15,874)
Total	$	17,160	$	17,832	$	56,325	$	54,921

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

(In thousands, except percentages)	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	% Change	Nine Months Ended March 31, 2016	Nine Months Ended March 31, 2015	% Change
Adjusted income from operations and adjusted net income from continuing operations:						
Income from operations, as reported	$ 17,160	$ 17,832	-3.8%	$ 56,325	$ 54,921	2.6%
Adjustments:						
Restructuring charges	391	398		3,387	2,354	
Acquisition-related costs	-	-		423	1,696	
Adjusted income from operations	$ 17,551	$ 18,230	-3.7%	$ 60,135	$ 58,971	2.0%
Interest and other income (expense), net	(922)	(835)		(1,813)	(1,813)	
Provision for income taxes	(4,667)	(4,232)		(14,354)	(14,153)	
Discrete tax items	-	-		(721)	(239)	
Tax impact of above adjustments	(104)	(106)		(1,017)	(1,077)	
Net income from continuing operations, as adjusted	$ 11,858	$ 13,057	-9.2%	$ 42,230	$ 41,689	1.3%
EBITDA and Adjusted EBITDA:						
Income from continuing operations before income taxes, as reported	$ 16,238	$ 16,997		$ 54,512	$ 53,108	
Add back:						
Interest expense	807	938		2,182	2,369	
Depreciation and amortization	4,513	4,297		13,317	12,602	
EBITDA	$ 21,558	$ 22,232	-3.0%	$ 70,011	$ 68,079	2.8%
Adjustments:						
Restructuring charges	391	398		3,387	2,354	
Acquisition-related costs	-	-		423	1,696	
Adjusted EBITDA	$ 21,949	$ 22,630	-3.0%	$ 73,821	$ 72,129	2.3%
Free operating cash flow:						
Net cash provided by operating activities - continuing operations, as reported	$ 16,429	$ 11,277		$ 47,296	$ 23,075	
Less: Capital expenditures	(4,540)	(4,886)		(13,264)	(18,847)	
Free operating cash flow	$ 11,889	$ 6,391		$ 34,032	$ (4,228)	
Net income from continuing operations	11,571	12,765		40.158	38,955	
Conversion of free operating cash flow	102.7%	50.1%		84.7%	10.9%	

Standex International Corporation
Reconciliation of GAAP to Non-GAAP Financial Measures

Adjusted earnings per share from continuing operations	Three Months Ended March 31,			Nine Months Ended March 31,		
	2016	**2015**	**% Change**	**2016**	**2015**	**% Change**
Diluted earnings per share from continuing operations, as reported	$ 0.91	$ 1.00	-9.0%	$ 3.14	$ 3.04	3.3%
Adjustments:						
Restructuring charges	0.02	0.02		0.19	0.13	
Acquisition-related costs	-	-		0.02	0.10	
Discrete tax items	-	-		(0.06)	(0.02)	
Diluted earnings per share from continuing operations, as adjusted	$ 0.93	$ 1.02	-8.8%	$ 3.29	$ 3.25	1.2%